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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                         ------------------------


                               SCHEDULE 13D
                              (RULE 13D-101)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (Amendment No. 1)(1)


                                 HSN, INC.
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                             (Name of Issuer)

                  Common Stock, $.01 par value per share
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                      (Title of Class of Securities)

                                40429R 10 9
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                              (CUSIP Number)

                                                       With a copy to:
                                                       ---------------
         William D. Savoy                              Alvin G. Segel
      Vulcan Northwest, Inc.                         Irell & Manella LLP
      110 110th Avenue, N.E.                      1800 Avenue of the Stars
             Suite 550                                    Suite 900
    Bellevue, Washington 98004                  Los Angeles, California 90067
        Tel: (206) 453-1940                          Tel: (310) 277-1010
        Fax: (206) 453-1985                          Fax: (310) 203-7199
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               July 17, 1997
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          (Date of Event Which Requires Filing of This Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

    Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 6 Pages)

--------
    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 40429R 10 9                   13D            Page 2 of 6 Pages
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    1       NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Paul G. Allen
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                        (b)  [ ]
                  Not Applicable
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

                  PF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)    [ ]
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
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     NUMBER OF           7      SOLE VOTING POWER:  7,411,007 shares.
      SHARES        ------------------------------------------------------------
   BENEFICIALLY          8      SHARED VOTING POWER:          0
     OWNED BY       ------------------------------------------------------------
       EACH              9      SOLE DISPOSITIVE POWER:  7,411,007 shares.
     REPORTING      ------------------------------------------------------------
    PERSON WITH         10      SHARED DISPOSITIVE POWER:     0
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  7,411,007 shares.
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

                  Not Applicable
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  17.03%.

            Because shares of Class B common stock ("Class B Stock") of HSN, Inc. ("HSN") are entitled to ten (10) votes per share while shares of common stock ("Common Stock") of HSN is entitled to one (1) vote per share, upon the first closing on July 17, 1997 of the Stock Exchange Agreement entered into by and between Mr. Allen and HSN, dated May 20, 1997 (the "Stock Exchange Agreement"), Mr. Allen may be deemed to beneficially own shares representing 5.08% of the voting power of the outstanding HSN securities (based on information supplied by HSN to Mr. Allen that, as of May 1, 1997, there were outstanding 36,094,593 shares of Common Stock and 10,225,056 shares of Class B Stock).
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    14      TYPE OF REPORTING PERSON*:

                  IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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                                                           Page 3 of 6 Pages
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ITEM 5.            INTEREST IN SECURITIES OF THE ISSUER.

                   ITEM 5 IS HEREBY AMENDED BY ADDING THE
                   FOLLOWING PARAGRAPH:

                   Upon the first closing of the Stock Exchange Agreement on July 17, 1997, Mr. Allen was issued 7,238,507 shares of Common Stock which, together with 172,500 shares of Common Stock previously purchased by Mr. Allen through open market transactions, represents approximately 17.03% of HSN's total outstanding Common Stock, 13.79% of HSN's total outstanding equity interests and, because shares of Class B Stock are entitled to ten (10) votes per share while the Common Stock of HSN is entitled to one (1) vote per share, 5.08% of HSN's total outstanding voting power (based on information supplied by HSN to Mr. Allen that, as of May 1, 1997, there were outstanding 36,094,593 shares of Common Stock and 10,225,056 shares of Class B Stock).


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


                   ITEM 6 IS HEREBY AMENDED BY ADDING THE
                   FOLLOWING PARAGRAPHS:

                   On May 20, 1997, Mr. Allen and HSN entered into the Stock Exchange Agreement, pursuant to which, among other things, Mr. Allen agreed to acquire from HSN 7,238,507 shares of Common Stock (and up to an additional 3,257,328 shares of Common Stock to be issued in August 1998 if the average market price of the Common Stock over certain periods prior to such time is below $29 per share) in exchange for 12,283,014 shares of common stock, no par value, of Ticketmaster Group, Inc. The full text of the Stock Exchange Agreement was included as Exhibit 1 to this Schedule 13D originally filed with the Securities and Exchange Commission on May 29, 1997 (the "Original Filing") and is incorporated herein by reference.

                   Upon the first closing of the Stock Exchange Agreement on July 17, 1997, Mr. Allen was issued 7,238,507 shares of Common Stock.




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                                                           Page 4 of 6 Pages
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                   In connection with the Stock Exchange Agreement, Barry
                   Diller, Mr. Allen and Liberty entered into a Stockholders Agreement, dated May 20, 1997 (the "Stockholders Agreement"), pursuant to which, among other things, each of Mr. Diller and Liberty agreed to vote all shares of voting stock of HSN over which he or it may then exercise voting power, at any annual or special meeting of stockholders of HSN called for the purpose of the election of directors or to execute written consents of stockholders without a meeting with respect to the election of directors, in favor of Mr. Allen or a designee of Mr. Allen acceptable to HSN, so long as Mr. Allen is entitled to representation on HSN's Board of Directors under the Stock Exchange Agreement.


                   The Stockholders Agreement will terminate (as will Mr. Allen's right under the Stock Exchange Agreement to representation on HSN's Board of Directors) upon the earlier of (i) the disposition by Mr. Allen and his permitted transferees of one-third or more of the shares of Common Stock acquired by Mr. Allen under the Stock Exchange Agreement, or (ii) if Mr. Allen and his permitted transferees own less than 5% of HSN's outstanding equity securities (assuming for this purpose that all HSN equity securities issuable under the Liberty Agreements, as defined in the Stock Exchange Agreement, are outstanding). The full text of the Stockholders Agreement was included as Exhibit 2 to the Original Filing and is incorporated herein by reference.





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                                                           Page 5 of 6 Pages
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ITEM 7.            MATERIAL TO BE FILED AS EXHIBITS.

                   ITEM 7 IS HEREBY AMENDED BY ADDING THE
                   FOLLOWING PARAGRAPHS:

                   Stock Exchange Agreement, dated May 20, 1997, by and between Paul G. Allen and HSN, Inc. -- Incorporated by reference from
                   Exhibit 1 to this Schedule 13D originally filed with the Securities and Exchange Commission on May 29, 1997;

                   Stockholders Agreement, dated May 20, 1997, by and between Paul G. Allen, Barry Diller and Liberty Media Corporation --Incorporated by reference from Exhibit 2 to this Schedule 13D originally filed with the Securities and Exchange Commission on May 29, 1997;

                   Durable Special Power of Attorney, dated May 6, 1997, granted by Paul G. Allen to William D. Savoy -- Incorporated by reference from Exhibit 3 to this Schedule 13D originally filed with the Securities and Exchange Commission on May 29, 1997.





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                                                           Page 6 of 6 Pages
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                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                                       July 22, 1997
                                        ---------------------------------------
                                                           (Date)


                                                       Paul G. Allen
                                        ---------------------------------------



                                    By:            /s/ William D. Savoy
                                        ---------------------------------------
                                         William D. Savoy, Attorney-In-Fact
                                         for Paul G. Allen





Note:   Durable Special Power of Attorney, dated May 6, 1997, granted by Paul
        G. Allen to William D. Savoy was included as Exhibit 3 to the Original Filing and is incorporated herein by reference.